UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM N-6F
NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, (the “Act”) and in connection with such notice submits the following information:

Name:	MediaTech Investment Corp.

Address of Principal Business Office:	1900 Avenue of the Stars, Suite 2701
Los Angeles, CA 90067

Telephone Number:	(310) 777-5900

Name and Address of Agent	Chad Brownstein
For Service of Process:	1900 Avenue of the Stars, Suite 2701
Los Angeles, CA 90067
     The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.
SIGNATURE
     Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Los Angeles and the State of California on the 25th day of May, 2007.

MediaTech Investment Corp.

By:	/s/ Chad Brownstein

Name:	Chad Brownstein
Title:	President and Chief Executive Officer

Attest:	/s/ Steven Schneider

Name:	Steven Schneider
Title:	Chief Financial Officer